Iwona Kozak Stream Communications 604-669-2826, 800-704-9649 iwona.kozak@streamcn.com	Susan Borinelli Breakstone Group 646-452-2333 sborinelli@breakstone-group.com

For Immediate Release

Stream Announces Its First Acquisition Of 2007

WARSAW, Poland, January 22, 2007 – Stream Communications Network & Media Inc. (OTCBB: SCNWF & FSE: TPJ), the broadband cable company offering cable TV, high-speed Internet and VoIP services in Poland, today announced its first acquisition of 2007. A binding agreement has been signed and a down payment of PLN 400,000 delivered for the purchase of a new network containing 15,000 homes passed in North East Poland. This transaction is subject to due diligence by Stream and completion of the network, and is expected to be finalized by July 31, 2007 at which time the remaining balance of 3,700,000 PLN will be paid.

The network is located in an attractive demographic location and will be of the highest fiber optic quality capable of triple play delivery. The project is expected to create approximately 10,000 RGU's by year-end.

Mr. Jan Rynkiewicz, Stream’s President and CEO, commented: “2006 was a year of cost cutting, stabilizing, and reorganizing for Stream. Now that this stage is behind us we can move forward to fulfill the growth component of our business plan. This purchase is the first of many planned for 2007 and is consistent with our strategy to grow through focused acquisitions of small Internet and cable operators in Poland that will allow us to continue expanding our subscriber base.”

About Stream Communications

Stream is a broadband cable company and offers cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Safe Harbor for Forward-Looking Statement
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.